NEXT FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51356

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEXT Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 Wilcrest Drive, Suite 620
(No. and Street)

Houston	TX	77042
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Philip F. Smith (713) 333-4926
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Philip F. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEXT Financial Group, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

JOHN T. UNGER
Notary Public, State of Texas
Comm. Expires 01-16-2023
Notary ID 711938

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEXT FINANCIAL GROUP, INC.
DECEMBER 31, 2020

TABLE OF CONTENTS

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
NEXT Financial Group, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of NEXT Financial Group, Inc. as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of NEXT Financial Group, Inc. as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of NEXT Financial Group, Inc.'s management. Our responsibility is to express an opinion on NEXT Financial Group, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to NEXT Financial Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as NEXT Financial Group, Inc.'s auditor since 2020.
New York, New York
April 14, 2021

NEXT FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$ 4,477,101
Commissions receivable	1,412,688
Deposit with clearing broker	100,000
Securities owned at market value	100,709
Other receivables	793,915
Other assets	2,078,271
Right-of-use assets	279,749
Fixed assets, net	93,677
TOTAL ASSETS	$ 9,336,110

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 2,016,197
Lease liability	269,427
Commissions payable	1,573,162
Total liabilities	3,858,786
Stockholder's equity:	
Common stock, $0.01 par value; 5,000 shares authorized, 5,000 shares issued and outstanding	50
Additional paid-in capital	6,203,961
Accumulated deficit	(726,687)
Total stockholder's equity	5,477,324
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 9,336,110

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

NEXT Financial Group, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly-owned subsidiary of NEXT Financial Holdings, Inc. (“Holdings”) which is a wholly-owned subsidiary a financial services company (the "Parent"). All shares of the Company were acquired by AWS 5, Inc. (“AWSI”) on May 31, 2019. The Company's principal office is located in Houston, Texas. The Company has registered representatives located throughout the United States. Major sources of revenues are investment advisory fees and commissions from sales of mutual funds and insurance products. Other sources of revenues are commissions from sales of corporate stocks, municipal bonds and other securities.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents
Cash equivalents consist of highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Basis of presentation and use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Securities transactions
Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis, with related commission income and expense reported on a trade date basis.

Commissions and other receivables
Commissions and other receivables are stated at the amounts the Company expects to collect. The Company considers accounts receivable to be fully collectible. The determination of the amount of credit losses is based on the estimated credit worthiness of the counterparty and the length of time a receivable has been outstanding. Other factors are considered by management based on relevant information about past events, current conditions and reasonable supportable forecasts as deemed necessary on a transaction-by-transaction basis. The Company continually monitors these estimates over the life of the receivable. The allowance for uncollectible accounts reflects the amount of loss that can be reasonably estimated by management. No allowance for credit losses was recorded as of December 31, 2020.

Fixed assets
Fixed assets are stated at cost and are depreciated based on their estimated useful lives using accelerated methods. Useful lives range from 3 to 7 years.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Right-of-use assets and lease liabilities

The Company recognizes its leases in accordance with ASC Topic 842, *Leases* ("ASC 842"). The guidance increases transparency and comparability by requiring the recognition of right-of-use (“ROU”) assets and lease liabilities on the statement of financial condition.

The Company conducts an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of ROU assets and lease liabilities, which required subjective assessment over the determination of the associated discount rates.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company’s leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The present value of the lease payments was determined using a 3.45% incremental borrowing rate.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

The Company’s office space leases require it to make variable payments for the Company’s proportionate share of the building’s property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Income taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the difference are expected to affect taxable income. Valuation allowances are established when necessary, to reduce deferred tax assets to the amounts that are more likely than to be realized. This deferred tax asset will amortize over a 15 year period, ending in 2033.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements

Pursuant to FASB ASC 820, *Fair Value Measurement*, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU.

The CECL methodology utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current U.S. GAAP, which generally require that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from broker dealers and clearing brokers), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

On January 1, 2020, the Company adopted Topic 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in retained earnings.

Subsequent events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statement. The Company evaluated subsequent events through April 14, 2021, which is the date the financial statement was issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statement.

NOTE 3. IMPACT OF COVID-19

During the 2020 calendar year, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus are uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, both of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions that periodically exceed federally insured limits. At December 31, 2020, the amount in cash accounts exceeding federally insured limits was $2,616,071.

NOTE 5. DEPOSIT WITH CLEARING BROKER

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully-disclosed basis. The clearing agreement requires the Company to maintain a deposit of $250,000 with the clearing broker. Such amount bears interest at current market rates.

NOTE 6. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) *Market approach*. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach*. Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach*. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

Assets:	Level 1	Level 2	Level 3	Total	Valuation technique
Money market funds, included in cash and cash equivalents	$1,501,656	$0	$0	$1,501,656	(a)

There were no transfers between levels during the year.

NOTE 7. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets as of December 31, 2020 are as follows:

Noncurrent deferred tax assets:		
Accrued liabilities	$	208,808
Accumulated depreciation		9,133
Net operating loss		221,124
Total deferred tax assets		439,065
Less: valuation allowance		(439,065)
Total deferred tax assets, net	$	0

The Company recognizes valuation allowances on deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized. The Company has concluded that it is not currently more likely than not that the net deferred tax assets will be realized and has established a full valuation allowance at December 31, 2020. There was no valuation allowance at December 31, 2019. Therefore, the 2020 tax provision includes expense related to establishing the valuation allowance, which results in a higher than normal effective tax rate in 2020. In the event the Company is charged interest or penalties related to income tax matters, the Company would record such interest as income tax expense and would record such penalties as other expenses in the separately stated financial statements. No such charges have been incurred by the Company for 2020. For the year ended December 31, 2020, the Company had no uncertain tax positions.

NOTE 8. FIXED ASSETS

Fixed assets consisted of the following at December 31, 2020:

Furniture and fixtures	$	402,001
Leasehold improvements		366,656
Equipment		2,098,338
		2,866,995
Less: accumulated depreciation		(2,773,318)
Fixed assets, net	$	93,677

NOTE 9. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be a party to litigation or other regulatory matters. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company’s financial statement. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

NOTE 10. RELATED-PARTY TRANSACTIONS

Pursuant to an administrative service arrangement ("Affiliate Arrangement") with Holdings, the Company is reimbursed and pays for services provided by certain employees and for overhead expenses it pays for these entities. At December 31, 2020, there is a payable of $19,917 to the affiliates included in accounts payable and accrued expenses in the accompanying statement of financial condition.

Pursuant to an administrative service arrangement ("Parent Arrangement") with the Parent, the Company is reimbursed and pays for services provided by certain employees and for overhead expenses of the Company that are paid by the Parent. At December 31, 2020, there is a payable of $338,347 to the Parent that is included in accounts payable and accrued expenses in the accompanying statement of financial condition.

NOTE 11. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the Company to maintain minimum net capital, as defined. Further, the rule requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1.

At December 31, 2020, the Company had net capital of $2,193,338, which was $1,936,086 in excess of its required net capital of $257,252. The Company's percentage of aggregate indebtedness to net capital was 176% at December 31, 2020.

NOTE 12. PROFIT SHARING PLAN

The Company has a qualified profit-sharing retirement plan ("Plan") with a 401(k) deferred compensation provision covering all eligible employees as described in the Plan. The Company may make matching and/or discretionary contributions to the Plan, which are determined annually by management.